

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

<u>Via E-mail</u>
Mr. Dan Rosensweig
President, Chief Executive Officer and Chairman
Chegg, Inc.
3990 Freedom Circle
Santa Clara, CA 95054

> **Re: Chegg, Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 24, 2013**
> **CIK No. 0001364954**

Dear Mr. Rosensweig:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your response to comment 7 from our letter dated May 29, 2013. Please provide supplementally the product video streamed during your presentation to potential investors for our review.

Business, page 88

2. We note your response to comments 2 and 3 from our letter dated June 14, 2013 including the revisions on page 44. To provide clearer understanding of who are "registered users," please clarify that your registered users are not necessarily paying for your services. Please also revise your Prospectus Summary and Business sections to add context to the percentage figures by, for example, providing a cross-reference to the disclosure on page 44.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Shulamite Shen White, Esq.
        David Bell, Esq.
        Fenwick & West LLP